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                                                                     Exhibit 4.4
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                          FAIRFIELD COMMUNITIES, INC.
            FIRST AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN


PURPOSE

     The Fairfield Communities, Inc. Employee Stock Purchase Plan (the "Plan") is intended to give employees of Fairfield Communities, Inc. and its subsidiaries (except for those subsidiaries the participation of which is excluded during such time as may be determined by the Board of Directors (the "Board") of Fairfield Communities, Inc.) (collectively, the "Company") the opportunity to purchase, through regular payroll deductions, shares of common stock of the Company ("Common Stock") at a 15% discount to the market price of the Common Stock and without paying any brokerage commissions.

WHO IS ELIGIBLE

     All active full-time, commission sales and seasonal employees (in each case as defined in the Company's employee handbook) of the Company may purchase shares through the Plan, provided they are actively employed on the first day of the fourth calendar month of employment with the Company and have attained the age of majority in their states. Employees whose service with the Company terminates (excluding employees who return to active employment at the expiration of approved leaves of absences) who subsequently are reemployed by the Company will be considered to be new employees as of the effective dates of their reemployment.

PURCHASES THROUGH PAYROLL DEDUCTIONS

     The Company is making its payroll deduction facilities available to eligible employees to enable them to make purchases. Use the accompanying Plan Enrollment Form if you desire to authorize payroll deductions. The amount of the deduction will be the amount of your choice between 1% and 10% of your gross cash compensation (defined as salary, wages, commission and cash bonus payments (including any amounts which have been deducted for 401(k) plans, salary reduction deferral agreements, Section 125 cafeteria-style plans, etc., but excluding moving expenses, severance pay, benefit plan distributions, disability, etc.)) (minimum of $5.00 per pay period). You may not, however, purchase more than $25,000 of Common Stock per year through payroll deductions under the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated or a successor brokerage firm selected by the Company (the "Broker") will act as the agent of the Plan to purchase shares of Common Stock for participants' accounts. The Broker will apply the amount accumulated during each month through payroll deductions to the purchase of shares of Common Stock. Purchases of Common Stock under the Plan will be made by the Broker as soon as administratively convenient following the end of the month for which payroll deductions were accumulated. You will bear the entire risk of changes in the market price of the Common Stock from the time that the payroll deductions are made and the Common Stock is purchased by the Broker and after the Common Stock is purchased for your benefit.

     Purchases of Common Stock under the Plan may be made from shares held in the Company treasury or, if the Broker is so directed by the Company, in open market transactions. If Common Stock is purchased from the Company's treasury shares, the purchase price will be 85% of the closing price per share on the Composite Tape of the New York Stock Exchange (or such other principal exchange on which the Common Stock may be listed for trading from time to time) on the last trading
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day of the month for which payroll deductions were accumulated. If Common Stock is purchased by the Broker in the open market, the purchase price will be equal to the actual purchase price per share paid by the Broker in the open market transaction, with you paying 85% of the purchase price and the remaining 15% being paid by the Company. If open market purchases under the Plan for any month are made by the Broker at different prices, the portion of the purchase price paid by the participants through payroll deduction will be 85% of the average purchase price per share for all shares of Common Stock purchased for the Plan for that month with the Company paying the remainder. The number of shares of Common Stock purchased for your account will be the number of shares obtained by dividing your payroll deductions for the month (plus, in the case of open market purchases, the portion of the purchase price paid by the Company) by the applicable purchase price per share. No interest will be paid on funds held pending purchases of the Common Stock.

     You may increase or decrease the amount of your payroll deductions once each quarter or discontinue deductions entirely at any time with re-entry permitted at the beginning of a subsequent quarter. Any changes will take effect as soon as possible after your written request is received by the Human Resources Department of the Company.

DIRECT PURCHASES

     In addition to the payroll deduction method of purchasing shares, you may also make "direct" purchases of shares by sending a check, along with written instructions, directly to the Broker. Because you are a Plan participant, transaction fees and commissions related to direct purchases will be discounted from the Broker's regular rates. You will not receive any discount from the market price of Common Stock for direct purchases.

     Orders for direct purchases of additional Common Stock will be combined on a daily basis with all orders received by the Broker for shares of the Company's Common Stock. Orders will typically be entered on the first business day following acceptance of your order by the Broker, or as soon as practicable thereafter. Shares purchased in the open market may be purchased over a period of time. In this case, your price will be the average of all shares purchased over that period.

LISTING OF THE COMMON STOCK

     The Company's Common Stock is traded on the New York Stock Exchange. The price is listed in major newspapers every day under the trading symbol "FFD." The listing in the newspaper typically includes, among other things, the high price, the low price and the closing price for the prior day.

OWNERSHIP

     The shares purchased through the Plan will be allocated to each employee based upon the amount of his or her payroll deduction and the average cost of shares purchased for the Plan on a given date. The allocation will be made in whole shares and in fractions calculated to one ten-thousandth of a share (4 decimals). Upon allocation of shares to an employee's account, the employee will acquire immediate and full ownership of such shares.


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RECORD OF PURCHASE

     The Broker will mail a quarterly statement of account to you showing the status of your account including the number of shares purchased, the price per share and the total number of shares, including fractions, held in your account.

COSTS OF INVESTMENT

     The brokerage commissions on all purchases through payroll deductions, as well as the costs of administering the Plan, will be paid by the Company.

REGISTRATION OF SHARES

     The certificates for shares purchased, whether through payroll deduction or direct purchase, will be registered in the name of a nominee of the Broker. The certificates will be held in safekeeping, and the Broker will act as custodian without charge to you.

     You may also designate a co-owner to be a joint tenant of your account by completing a Joint Account Agreement available from your site or office benefits coordinator.

SHAREHOLDER PRIVILEGES

     You are the legal owner of the shares in your account. You will receive notices of meetings, proxy statements, annual and interim reports and other communications sent to shareholders. You will have the right to vote whole shares and to receive any dividends paid with respect to your shares.

SALE OF SHARES

     You may instruct the Broker to arrange for the sale of any or all of the whole shares in your account. However, the Company will not pay the costs of the sale of your shares. Promptly after executing the sale, the Broker will mail you a check for the proceeds (or deposit the funds in your brokerage account), less the normal commission and any transfer taxes that may be applicable.

     You may, of course, also sell your shares by requesting your certificates, pursuant to the procedure described in "How To Obtain Certificates" below, and selling them through the broker of your choice.

HOW TO OBTAIN CERTIFICATES

     You may request the Broker to issue a certificate for any or all of the whole shares held in your account, but you will be charged a certificate fee by the Broker.

     The shares so issued will be registered in your name (or jointly with a co-owner) and mailed to you.

TERMINATION

     You may terminate your participation in the Plan at any time. If you terminate your participation in the Plan, your account with the Broker will remain open unless you choose to close it. You can continue to buy and sell securities through your brokerage account, but different transaction


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fees and an annual account fee will apply. If you wish to close your account, you should instruct the Broker to:

     (1) Issue a certificate to you for the whole shares and sell any fraction in your account; or

     (2) Sell all shares and any fraction in your account. Promptly after the sale, the Broker will remit by check the total proceeds from the sale less the normal commission and transfer taxes that may be applicable. A brokerage confirmation of the transaction will also be mailed.

CONTINUATION OF THE PLAN

     The Plan became effective on or about January 1, 1997. A maximum of 526,364 shares of Common Stock (as adjusted for the 3-for-2 share stock split which became effective on July 15, 1997 and as further adjusted for the 2-for-1 share stock split which became effective on January 30, 1998) are available for purchase under the Plan. Upon the purchase of all 526,364 shares (whether from the Company or in open market transactions), the Plan will terminate, unless extended by the Company. Through August 20, 1998, 134,382 shares of Common Stock had been purchased under the Plan. The Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, you will have the same options for the disposition of your shares as if you had elected to terminate your participation in the Plan.

ADJUSTMENTS

     The Board may make or provide for such adjustments in the number or kind of shares of the Common Stock that may be sold under the Plan as the Board in its sole discretion may determine is equitably required in connection with (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, separation, reorganization, liquidation, or other distribution of assets or issuance of rights or warrants to purchase Common Stock, or (c) any other corporate transaction or event having an effect similar to any of the foregoing.

CONFLICTS

     In the event of any conflict or inconsistency between the provisions of this Plan and any other document, the provisions of the Plan shall govern with respect to the matter.

ADMINISTRATION

     This Plan will be administered by the Compensation Committee of the Board. The Compensation Committee currently consists of three members of the Board who are selected annually by the Board and may be removed at any time by action of the Board. The Compensation Committee will have authority to interpret the Plan, to prescribe, amend and rescind rules relating to it, and to make all other determinations deemed necessary or advisable in administering the Plan. The Compensation Committee's determination with respect to any matter pertaining to the Plan will be final, absent manifest error. No trust or fiduciary relationship with the Company is created hereby. No officer, director or employee of the Company shall be liable to any person for any action taken or omitted in connection with the administration of this Plan, nor shall the Company be liable to any such person for any such omission.


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EMPLOYMENT RIGHTS

     Neither the establishment of this Plan nor the status of an employee as a participant shall give any participant any right to be retained in the employ of the Company.

GOVERNING LAW

     The construction, validity and operation of the Plan will be governed by the laws of the State of Arkansas.

ASSIGNMENT

     Participants may not assign or hypothecate their interests in the Plan.

HOW TO PARTICIPATE

     If you desire to participate in the Plan, complete the accompanying Plan Enrollment Form as indicated and give it to your site or office benefits coordinator or mail it to the Company at the following address:

                          Human Resources Department
                          Employee Stock Purchase Plan
                          Fairfield Communities, Inc.
                          11001 Executive Center Drive
                          Little Rock, Arkansas 72211




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